SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

CANWEST GLOBAL COMM. CORP.
(Name of Issuer)

Subordinate Shares
(Title of Class of Securities)

138 906 102
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
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  Sole Voting Power
  4,804,563 Subordinate Shares
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  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  4,804,563 Subordinate Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  4,804,563 Subordinate Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.89%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

This statement constitutes AN AMENDMENT to the statement previously filed on Schedule 13D by Caisse de dépôt et placement du Québec.

Item 1 - Security and Issuer

This statement is made with respect to the Subordinate Shares (the "Shares") of Canwest Global Comm. Corp. ("Canwest"), a Canadian corporation, the address of the principal executive offices of which is 201 Portage Avenue, Winnipeg, Manitoba, Canada, R3B 3L7.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000, place Jean-Paul Riopelle, Montréal, Québec, H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3 - Source and Amount of Funds or Other Consideration

Caisse sold 474,811 Shares for Can.$6,182,039.

Item 4 - Purpose of Transaction

The Shares reported on herein were purchased or sold for purposes of investment. Caisse intends to review its investment in Canwest periodically, and may, depending on relevant economic and financial market conditions and matters relating to Canwest, either acquire additional Shares or sell Shares. Any subsequent acquisition of such Shares by Caisse may be made by way of market purchases, private agreements or otherwise.

Caisse has no plan or proposal which relates to or would result in a change in Canwest business, corporate structure, board of directors, management, capitalization, dividend policy, charter or bylaws or to the registration of Canwest Shares or their listing on securities exchanges.

Item 5 - Interest in Securities of Issuer

a-b) Caisse now beneficially owns 4,804,563 Shares, including 424,835 Shares owned by CDP Capital - World Markets Inc., wholly-owned subsidiary by the Caisse. Therefore, the Shares presently owned by Caisse and CDP Capital - World Markets Inc. represent 4.89% of the Shares outstanding pursuant to most recently available filing with the Commission. Caisse also owns 11,393 Common Shares, representing 0.55% of the Common Shares outstanding. However, on November 19, 2003, there has been adjustments to the issued Common Shares from 28,162,769 to 2,066,248.

The beneficial ownership of Canwest by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit D attached, when applicable.

Caisse has the power to vote and to dispose of the Shares it owns.

c) The dates and amounts of all transactions in the Shares that were effected by the Caisse during the past sixty days are set forth in Exhibit C attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Canwest listed in response to this item.

e) As of November 20, 2003, Caisse has Ceased to be the beneficial owner of more than five percent of Canwest equity securities.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Canwest.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse
Exhibit B: List of Executive Officers and Directors of CDP Capital - World Markets Inc.
Exhibit C: Table of Dates, Number of Shares Sold and Price per Share of Sales

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: November 20, 2003

s/ Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title